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                                                                       EXHIBIT 1


[Terra Logo]


                                           Terra Industries Inc.
                                           600 Fourth Street
                                           P.O. Box 6000
                                           Sioux City, IA 51102-6000
                                           Telephone: (712)277-1340
                                           Telefax: (712)233-3648

For Immediate Release                            Contact: Paula C. Norton
                                                          (712)277-5438

          TERRA NITROGEN COMPANY, L.P. REPORTS FIRST QUARTER RESULTS
                         AND DECLARES NO DISTRIBUTION


      Total Distribution for 1998 Projected to be between $2.37 and $2.67


Sioux City, Iowa (April 23, 1998) - Terra Nitrogen Company, L.P. (TNCLP) (NYSE symbol: TNH) today reported net income of $5.8 million on revenues on $48.9 million for the quarter ended March 31, 1998, compared with net income of $29.8 million on revenues of $74.2 million for the 1997 quarter. Earnings per limited partnership unit were $0.31 for the first quarter of 1998 compared with $1.44 for the comparable 1997 quarter. The amount of net income allocable to the limited partners' interest is based on the partnership's net income and the proportionate share of cash distributed to the limited partners and the general partner.

Earnings for the first quarter of 1998 were down significantly from the prior year quarter due primarily to lower nitrogen prices for all partnership products. Surplus worldwide nitrogen production continued to put pressure on prices during the 1998 quarter. Ammonia, nitrogen solutions and urea prices were down 31%, 30% and 37%, respectively, from the first quarter of 1997. Ammonia sales volumes declined 26% compared with the prior year quarter primarily due to wet weather in part of our marketing area. Urea sales volumes increased 20% from the 1997 quarter spurred by lower urea prices, reduced imports in 1998, and lower dealer inventories at the beginning of 1998. Natural gas costs were essentially unchanged from the year-ago level.

TNCLP also announced that there would be no cash distribution for the quarter ended March 31, 1998 due to the low level of net income combined with investments in working capital during the quarter. Management projects cash distributions for the remainder of 1998, payable in August and November, will total between $1.20 and $1.50 per unit. Cash distributions paid in August and November 1997 totaled $2.67 per unit. The anticipated decline in cash distributions is primarily due to expectations of continued
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lower selling prices in 1998 than those realized in 1997. Management currently expects only slight increases in product selling prices and little to no change in natural gas costs during the next two quarters. Sales volumes are expected to approximate 1997 levels for ammonia and urea with nitrogen solution sales volumes projected to increase 16%, or about 180,000 tons. Actual selling prices, sales volumes and natural gas costs that differ from management's estimates, as well as unanticipated partnership cash requirements or sources, will result in cash distributions that are different from projected amounts.

Cash distributions are dependent on TNCLP earnings, which are traditionally highest in the quarter ending June 30, due to the seasonal demand for fertilizer. Earnings can also be affected by market prices for nitrogen products, the cost of natural gas, industry production levels, business cycles and weather.

TNCLP is one of the largest U.S. manufacturers of nitrogen fertilizer products.


Note: Terra Nitrogen's news releases are available by fax at no charge by calling 800-758-5804, code 106067.


This news release contains statements that are forward-looking. Such statements involve risks and uncertainties and should be considered along with the factors affecting our business as discussed on pages 5, 6 and 7 in our 1997 annual report to unitholders. Actual results may differ materially from those in the forward-looking statements.


FINANCIAL TABLES AVAILABLE UPON REQUEST.